ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

February 20, 2025

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Amendment No. 6 to Registration Statement on Form 10 Filed January 28, 2025 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your Microsoft Teams call February 11, 2025 and February 14, 2025 to Eco Bright Future, Inc. (the “Company”) and directly relates to the Eco Bright Future, Inc. Amendment 7 to Form 10 filed Wednesday, February 19, 2026 (Accession number 0001171520-25-000026).

In response to the specific items set forth in the call of February 14, 2025, the Company responds as follows:

We have addressed the questions raised during the call in the disclosure. Specifically removing the mention of "title of warrant” and specifying that universa sugar is an unrelated entity that is no longer operating. We have provided the supplemental information in the disclosure to show how the exchange will work and have reiterated that there will be fiat currency used for the purchase of the tokenized asset.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO